                                          --------------------------------------
                                                    OMB APPROVAL
                                          --------------------------------------
                                          OMB Number:......... 3235-0145
                                          Expires:............ December 31, 2005
                                          Estimated average burden hours per
                                          response............................11
                                          --------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)


                              THE JUDGE GROUP, INC.
            ---------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                            PAR VALUE $0.01 PER SHARE
            ---------------------------------------------------------
                           (Title Class of Securities)


                                    481271104
            ---------------------------------------------------------
                                 (CUSIP Number)


                           MICHAEL P. GALLAGHER, ESQ.
                               PEPPER HAMILTON LLP
                                 400 BERWYN PARK
                                899 CASSATT ROAD
                              BERWYN, PA 19312-1183
                            TEL. NO.: (610) 640-7800
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 24, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 2 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        MARTIN E. JUDGE, JR.

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   5,909,307(1)(2)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   59,638

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   5,909,307(1)(2)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   59,638

_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,968,945
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 125,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.

(2) Includes 710,840 shares held by Takema Ltd., L.P., a Delaware limited partnership of which Martin E. Judge, Jr. is general partner and has sole dispositive and voting power.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 3 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        MICHAEL A. DUNN

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   1,492,818(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   1,869,066(1)(2)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,869,066(1)(2)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.84%
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 20,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.

(2) Includes 376,248 shares held in the Michael Dunn Descendants' Trust over which Mr. Dunn has sole dispositive power.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 4 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        TARA M. BOZARTH

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   46,769(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   36,648

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   46,769(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   36,648

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           83,417(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 15,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 5 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        KELLY L. JUDGE

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   0

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   29,819

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   0

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   29,819

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           29,819
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 6 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        MARTIN E. JUDGE III

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   0

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   29,819

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   0

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   29,819

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           29,819
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 7 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        ANN L. JUDGE

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   59,838

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   59,838

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           59,838
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 8 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        JOHN F. JUDGE

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   23,890

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   23,890(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           23,890(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 20,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 9 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        DENNIS F. JUDGE, SR.

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   10,000

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   61,190

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   10,000

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   61,190

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           71,190
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 10 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON        RYAN ANDREW BOZARTH (TARA M. BOZARTH
                                           CUST-UNIT TRAN. MIN. ACT-NJ)

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   0

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   26,648

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   0

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   26,648

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,648
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 11 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON    MEGHAN ELIZABETH BOZARTH (TARA M. BOZARTH
                                       CUST-UNIT TRAN. MIN. ACT-NJ)

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   0

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   10,000

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   0

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   10,000

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,000
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 12 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        MARGARET E. SULPAZO

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   117,600(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   1,100

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   117,600(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   1,100

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           118,700(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 65,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 13 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                     KATHARINE A. WIERCINSKI

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   112,044(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   112,044(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           112,044(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 59,444 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 14 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        DANIELLE M. KNECHT

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   40,150(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   40,150(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,150(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 37,250 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 15 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        WILLIAM J. GLADSTONE

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   92,000(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   92,000(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           92,000(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 80,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 16 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        ELIZABETH A. JUDGE

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   11,500

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   47,190

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   11,500

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   47,190

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           58,690
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 17 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        DENNIS F. JUDGE, JR.

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   136,702(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   136,702(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           136,702(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.01%
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 95,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 18 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        AMY FELDMAN

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   65,000(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   600

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   65,000(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   600

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           65,600(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 65,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 19 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        PATRICK MULLIGAN

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   0

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   37,625

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   0

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   37,625

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           37,625
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 20 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        SUSAN L. LUCKOW

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   105,000(1)

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   2,500

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   105,000(1)

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   2,500

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           107,500(1)
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

(1) Includes 105,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 21 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        ARTHUR J. KANIA

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   180,900

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   180,900

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           180,900
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.34%
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 22 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON      JAMES D. KANIA TTEE, U/A/D 12/31/89, BY
                                         ARTHUR J. KANIA FBO ALYSSA M. ROLAND

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   26,300

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   26,300

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,300
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           OO
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 23 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON      KAREN K. ROLAND TTEE, U/A DTD 12/31/89,
                                         BY ARTHUR J. KANIA FBO JAMES D.
                                         KANIA, JR.

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   26,300

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   26,300

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,300
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           OO
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 24 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON     LINDA KANIA TTEE, U/A DATED 12/15/95, BY
                                        ARTHUR J. KANIA FBO JENNA NICOLE
                                        ROLAND

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   25,336

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   25,336

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,336
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           OO
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 25 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON         SANDRA KANIA MCCABE TTEE, U/A DATED
                                            2/15/96, BY ARTHUR J. KANIA FBO
                                            KATHERINE E. KANIA

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   25,336

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   25,336

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,336
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           OO
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 26 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON      KAREN K. ROLAND TTEE, U/A DATED 6/1/91,
                                         BY ARTHUR J. KANIA FBO ARTHUR J.
                                         KANIA III

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   26,300

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   26,300

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,300
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           OO
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 27 of 38 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        KENNETH F. KRIEGER

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]

                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________

               |     |

  NUMBER OF    |  7  |   SOLE VOTING POWER

   SHARES      |     |   2,880

BENEFICIALLY   |_____|________________________________________________________

  OWNED BY     |     |

   EACH        |  8  |   SHARED VOTING POWER

 REPORTING     |     |   0

PERSON WITH    |_____|________________________________________________________

               |     |

               |  9  |   SOLE DISPOSITIVE POWER

               |     |   2,880

               |_____|________________________________________________________

               |     |

               | 10  |   SHARED DISPOSITIVE POWER

               |     |   0

_______________|_____|_________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,880
______________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

           CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN ONE PERCENT
______________________________________________________________________________

   14      TYPE OF REPORTING PERSON*

           IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 28 of 38 Pages
_______________________________________________________________________________


ITEM 1.  SECURITY AND ISSUER


         No Change.


ITEM 2.           IDENTITY AND BACKGROUND.


         This statement of beneficial ownership on Schedule 13D is being filed jointly by Martin E. Judge, Jr., Michael A. Dunn, Tara M. Judge Bozarth, Kelly
L. Judge, Martin E. Judge III, Ann L. Judge, John F. Judge, Dennis F. Judge, Sr., Ryan Andrew Bozarth (Tara M. Bozarth CUST-Unit Tran. Min. Act-NJ), Meghan Elizabeth Bozarth (Tara M. Bozarth CUST-Unit Tran. Min. Act-NJ), Margaret E. Sulpazo, Katharine A. Wiercinski, Danielle M. Knecht, William J. Gladstone, Elizabeth A. Judge, Dennis F. Judge, Jr., Amy Feldman, Patrick Mulligan, Susan
L. Luckow, Arthur J. Kania, James D. Kania TTEE U/A/D 12/31/89 by Arthur J. Kania FBO Alyssa M. Roland, Karen K. Roland TTEE U/A DTD 12/31/89 by Arthur J. Kania FBO James D. Kania, Jr., Linda Kania TTEE U/A DTD 12/15/95 by Arthur J. Kania FBO Jenna Nicole Roland, Sandra Kania McCabe TTEE U/A Dated 2/15/96 by Arthur J. Kania FBO Katherine E. Kania, Karen K. Roland TTEE U/A DTD 6/1/91 by Arthur J. Kania FBO Arthur J. Kania III, and Kenneth F. Krieger (collectively, the "Reporting Persons," each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement. This statement of beneficial ownership constitutes the initial filing on Schedule 13D of Tara M. Bozarth, Kelly L. Judge, Martin E. Judge III, Ann L. Judge, John F. Judge, Dennis F. Judge, Sr., Ryan Andrew Bozarth (Tara M. Bozarth CUST-Unit Tran. Min. Act-NJ), Meghan Elizabeth Bozarth (Tara M. Bozarth CUST-Unit Tran. Min. Act-NJ), Margaret
E. Sulpazo, Katharine A. Wiercinski, Danielle M. Knecht, William J. Gladstone, Elizabeth A. Judge, Dennis F. Judge, Jr., Amy Feldman, Patrick Mulligan, Susan
L. Luckow, Arthur J. Kania, James D. Kania TTEE U/A/D 12/31/89 by Arthur J. Kania FBO Alyssa M. Roland, Karen K. Roland TTEE U/A DTD 12/31/89 by Arthur J. Kania FBO James D. Kania, Jr., Linda Kania TTEE U/A DTD 12/15/95 by Arthur J. Kania FBO Jenna Nicole Roland, Sandra Kania McCabe TTEE U/A Dated 2/15/96 by Arthur J. Kania FBO Katherine E. Kania, Karen K. Roland TTEE U/A DTD 6/1/91 by Arthur J. Kania FBO Arthur J. Kania III, and Kenneth F. Krieger. This statement of beneficial ownership constitutes Amendment No. 1 to the statement of beneficial ownership on Schedule 13D of Martin E. Judge filed on March 3, 1997. This statement of beneficial ownership constitutes Amendment No. 1 to the statement of beneficial ownership on Schedule 13G of Michael A. Dunn filed on February 17, 1998. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.


         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

         o Martin E. Judge, Jr., a United States citizen, serves as Chief Executive Officer and Chairman of the Board of The Judge Group, Inc. The Judge Group, Inc. services the information technology (IT) and engineering needs of clients by providing staffing services and IT software training. The business address for Mr. Judge is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Michael A. Dunn, a United States citizen, serves as President of The Judge Group, Inc. and as President of the Permanent Placement Business. The business address for Mr. Dunn is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Tara M. Bozarth, a United States citizen, is the Senior Budget Analyst of The Judge Group, Inc. The business address for Ms. Bozarth is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o  Kelly L. Judge, a United States citizen, is a minor child of Martin
            E. Judge, Jr. and a student. Ms. Judge resides at 261 Tarrington Court, Delran, NJ 08075.

         o Martin E. Judge III, a United States citizen, is a minor child of Martin E. Judge, Jr. and a student. Mr. Judge resides at 261 Tarrington Court, Delran, NJ 08075.

         o Ann L. Judge, a United States citizen, is a homemaker. Ms. Judge resides at 261 Tarrington Court, Delran, NJ 08075.

         o John F. Judge, a United States citizen, is a consultant. The address for Mr. Judge is 395 Saber Court, Yorktown, NY 10598.

         o Dennis F. Judge, Sr., a United States citizen, is a tax accountant with Judge Financial Services. The address for Mr. Judge 146 Lakeview Drive, Suite 100, Gibbsboro, NJ 08026.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 29 of 38 Pages
_______________________________________________________________________________

         o Ryan Andrew Bozarth (Tara M. Bozarth CUST-Unit Tran. Min. Act-NJ), a United States citizen, is a minor child and the grandson of Martin
            E. Judge, Jr. Mr. Bozarth resides at 630 Chapel Road, Cinnaminson, NJ 08077.

         o Meghan Elizabeth Bozarth (Tara M. Bozarth CUST-Unit Tran. Min. Act-NJ), a United States citizen, is a minor child and the granddaughter of Martin E. Judge, Jr. Ms. Bozarth resides at 630 Chapel Road, Cinnaminson, NJ 08077.

         o Margaret E. Sulpazo, a United States citizen, is an accounting consultant. The address for Ms. Sulpazo is 2 Blanchard Road, Marlton, NJ 08053.

         o Katharine A. Wiercinski, a United States citizen, is the Vice President for Human Resources of The Judge Group, Inc. The business address for Ms. Wiercinski is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Danielle M. Knecht, a United States citizen, is the Executive Assistant to the CEO of The Judge Group, Inc. The business address for Ms. Knecht is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o William J. Gladstone, a United States citizen, is the President of Judge Incorporated. The business address for Mr. Gladstone is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Elizabeth A. Judge, a United States citizen, is a secretary at Eastern High School. Ms. Judge's address is 7 Kings Croft Lane, Voorhees, NJ 08043.

         o Dennis F. Judge, Jr., a United States citizen, is the Vice President for Staffing of The Judge Group, Inc. The business address for Mr. Judge is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Amy Feldman, a United States citizen, is the General Counsel for The Judge Group, Inc. The business address for Ms. Feldman is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Patrick Mulligan, a United States citizen, is a Captain with American Airlines. The address for Mr. Mulligan is 5267 S.W. Anhinga Avenue, Palm City, FL 34990.

         o Susan L. Luckow, a United States citizen, is President of Judge Technical Services. The business address for Ms. Luckow is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         o Arthur J. Kania, a United States citizen, is a principal of Trikan Associates and a partner at the law firm of Kania, Linder, Lasak and Feeney. The address for Mr. Kania is 1030 Mt. Pleasant Road, Bryn Mawr, PA 19010.

         o James D. Kania TTEE U/A/D 12/31/89 by Arthur J. Kania FBO Alyssa M. Roland is a trust. The address for the trust is 28 Harrison Drive, Newtown Square, PA 19073.

         o  Karen K. Roland TTEE U/A DTD 12/31/89 by Arthur J. Kania FBO James
            D. Kania, Jr. is a trust. The address for the trust is 28 Harrison Drive, Newtown Square, PA 19073.

         o Linda Kania TTEE U/A DTD 12/15/95 by Arthur J. Kania FBO Jenna Nicole Roland is a trust. The address for the trust is 28 Harrison Drive, Newtown Square, PA 19073.

         o Sandra Kania McCabe TTEE U/A Dated 2/15/96 by Arthur J. Kania FBO Katherine E. Kania is a trust. The address for the trust is 28 Harrison Drive, Newtown Square, PA 19073.

         o Karen K. Roland TTEE U/A DTD 6/1/91 by Arthur J. Kania FBO Arthur J. Kania III is a trust. The address for the trust is 28 Harrison Drive, Newtown Square, PA 19073.

         o Kenneth F. Krieger, a United States citizen, is the Chief Information Officer of The Judge Group, Inc. The business address for Mr. Krieger is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.


         None of the Reporting Persons have been, during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 30 of 38 Pages
_______________________________________________________________________________


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Takema Ltd, L.P. a Delaware limited partnership of which Martin E. Judge, Jr. is the general partner, acquired 504,549 common shares of the Judge Group, Inc. in exchange for its shares of common and Series A Preferred of Judge Imaging Systems, Inc. pursuant to the terms of the Agreement and Plan of Merger dated October 4, 1996 by and among the Judge Group, Inc., Judge Imaging Systems, Inc., and Judge Acquisition, Inc., a wholly owned subsidiary of the Judge Group, Inc. (the "Merger Agreement"), which merger became effective on February 20, 1997. Pursuant to the Merger Agreement, Judge Imaging System, Inc. stockholders received one-third of a share of the Judge Group, Inc.'s common stock for each share of common or Series A Preferred stock of Judge Imaging System held. Martin
E. Judge, Jr. has sole voting and dispositive power over the shares held by Takema Ltd. L.P.

         It is anticipated that funding for the transactions described in Item 4 will be funded through a combination of senior secured debt financing and subordinated debt financing. There are conditions precedent to the consummation of the financing transactions.

ITEM 4. PURPOSE OF TRANSACTION.

         On March 21, 2003, Martin E. Judge, Jr., on behalf of the Reporting Persons, submitted a proposal to the Board of Directors of The Judge Group, Inc. pursuant to which the Reporting Persons through a company to be formed (hereinafter referred to in this SC 13D as the "Acquisition Company"), would acquire all of the outstanding shares of Common Stock of The Judge Group, Inc. not currently owned by them in accordance with the terms and conditions set forth therein. The Proposal provides that, subject to the terms and conditions thereof, The Judge Group, Inc. would merge with and into the Acquisition Company (or another new company that would be a wholly-owned subsidiary of the Acquisition Company) continuing as the surviving corporation. The Proposal further provides that upon consummation of the merger, all of the outstanding shares of Common Stock (other than shares held by the Reporting Persons, the Acquisition Company and shareholders who have perfected dissenters' rights pursuant to Pennsylvania law) would be exchanged for consideration representing a price per share of $.82.

         However, the Reporting Persons may alternatively determine to structure the Acquisition as a tender offer (conditioned upon the tender of a sufficient number of shares such that, after such offer is completed, the Acquisition Company will own at least 80% of the outstanding shares of the Company Common Stock) after which the Acquisition Company will then effect a "short form" merger of the Company with the subsidiary of Acquisition Company, as soon as practicable thereafter (in such "short form" merger the remaining shareholders will receive the same consideration as did those shareholders who tendered in the tender offer, except for the shareholders who choose to exercise dissenter's rights).

         The Proposal contemplates, among other things, that the consummation of the proposed transaction is subject to (i) the negotiation and execution of an Agreement and Plan of Merger between The Judge Group, Inc. and the Acquisition Company with mutually agreeable terms, representations, conditions and covenants, executed on or before April 30, 2003 (ii) financing to complete the transaction in the amount of not less than $5,000,000 on terms and conditions acceptable to the Reporting Persons; and (iii) other customary conditions. In the event of consummation of the proposed transaction, the Common Stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be authorized to be listed on the NASDAQ Small Cap Market.

         The Judge Group, Inc. has announced the formation of a special committee of its board of directors to consider the proposed transaction, and also the special committee's intention to engage an independent financial advisor and legal counsel for purposes of evaluating the proposal.

         Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 31 of 38 Pages
_______________________________________________________________________________


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The following table sets forth the beneficial ownership of shares of common stock of The Judge Group, Inc. for each person named in Item 2.

----------------------------------------------------------------------------------------------------------------------
                                          Amount      Percentage      Sole        Shared        Sole        Shared
                                       Beneficially       of         Voting       Voting     Dispositive  Dispositive
      Name of Reporting Person            Owned         Class         Power        Power        Power        Power
----------------------------------------------------------------------------------------------------------------------
Martin E. Judge, Jr. (1)                5,968,945         44.2%     5,909,307       59,638     5,909,307       59,638
----------------------------------------------------------------------------------------------------------------------
Michael A. Dunn (2)                     1,869,066        13.84%     1,492,818            0     1,869,066            0
----------------------------------------------------------------------------------------------------------------------
Tara M. Bozarth (3)                        83,417             *        46,769       36,648        46,769       36,648
----------------------------------------------------------------------------------------------------------------------
Kelly L. Judge (4)                         29,819             *             0       29,819             0       29,819
----------------------------------------------------------------------------------------------------------------------
Martin E. Judge III (4)                    29,819             *             0       29,819             0       29,819
----------------------------------------------------------------------------------------------------------------------
Ann L. Judge                               59,838             *        59,838            0        59,838            0
----------------------------------------------------------------------------------------------------------------------
John F. Judge (5)                          23,890             *        23,890            0        23,890            0
----------------------------------------------------------------------------------------------------------------------
Dennis F. Judge, Sr. (6)                   71,190             *        10,000       61,190        10,000       61,190
----------------------------------------------------------------------------------------------------------------------
Ryan Andrew Bozarth (Tara M. Bozarth
CUST-Unit Tran. Min. Act-NJ) (7)           26,648             *             0       26,648             0       26,648
----------------------------------------------------------------------------------------------------------------------
Meghan Elizabeth Bozarth (Tara M.
Bozarth CUST-Unit Tran. Min. Act-NJ) (7)   10,000             *             0       10,000             0       10,000
----------------------------------------------------------------------------------------------------------------------
Margaret E. Sulpazo (8)                   118,700             *       117,600        1,100       117,600        1,100
----------------------------------------------------------------------------------------------------------------------
Katharine A. Wiercinski (9)               112,044             *       112,044            0       112,044            0
----------------------------------------------------------------------------------------------------------------------
Danielle M. Knecht (10)                    40,150             *        40,150            0        40,150            0
----------------------------------------------------------------------------------------------------------------------
William J. Gladstone (11)                  92,000             *        92,000            0        92,000            0
----------------------------------------------------------------------------------------------------------------------
Elizabeth A. Judge                         58,690             *        11,500       47,190        11,500       47,190
----------------------------------------------------------------------------------------------------------------------
Dennis F. Judge, Jr. (12)                 136,702         1.01%       136,702            0       136,702            0
----------------------------------------------------------------------------------------------------------------------
Amy Feldman (13)                           65,600             *        65,000          600        65,000          600
----------------------------------------------------------------------------------------------------------------------
Patrick Mulligan (14)                      37,625             *             0       37,625                     37,625
----------------------------------------------------------------------------------------------------------------------
Susan L. Luckow (15)                      107,500             *       105,000        2,500       107,500        2,500
----------------------------------------------------------------------------------------------------------------------
Arthur J. Kania                           180,900         1.34%       180,900            0       180,900            0
----------------------------------------------------------------------------------------------------------------------
James D. Kania TTEE U/A/D 12/31/89
by Arthur J. Kania FBO Alyssa M.
Roland                                     26,300             *        26,300            0        26,000            0
----------------------------------------------------------------------------------------------------------------------
Karen K. Roland TTEE U/A DTD
12/31/89 by Arthur J. Kania FBO
James D. Kania, Jr.                        26,300             *        26,300            0        26,300            0
----------------------------------------------------------------------------------------------------------------------
Linda Kania TTEE U/A DTD 12/15/95 by
Arthur J. Kania FBO Jenna Nicole
Roland                                     25,336             *        25,336            0        25,336            0
----------------------------------------------------------------------------------------------------------------------
Sandra Kania McCabe TTEE U/A Dated
2/15/96 by Arthur J. Kania FBO
Katherine E. Kania                         25,336             *        25,336            0        25,336            0
----------------------------------------------------------------------------------------------------------------------
Karen K. Roland TTEE U/A DTD 6/1/91
by Arthur J. Kania FBO Arthur J.
Kania III                                  26,300             *        26,300            0        26,300            0
----------------------------------------------------------------------------------------------------------------------
Kenneth F. Krieger                          2,880             *         2,880            0         2,880            0
----------------------------------------------------------------------------------------------------------------------

(1) Includes: (a) 125,000 shares of common stock issuable upon exercise of the vested portion of outstanding options; (b) 29,819 shares with shared voting and dispositive power with each Kelly L. Judge and Martin E. Judge III; and
    (c) 710,840 shares held by Takema Ltd., L.P. a Delaware limited partnership of which Martin E. Judge, Jr. is general partner and has sole dispositive and voting power.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 32 of 38 Pages
_______________________________________________________________________________


(2) Includes: (a) 376,248 shares held by the Michael Dunn Descendants' Trust of which Michael A. Dunn has sole dispositive power; and (b) 20,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.

(3) Includes: (a) 15,000 shares of common stock issuable upon exercise of the vested portion of outstanding options; (b) 26,648 shares with shared voting and dispositive power as custodian of trust of which Ryan Andrew Bozarth is the beneficiary; and (c) 10,000 shares with shared voting and dispositive power as custodian of trust of which Meghan Elizabeth Bozarth is the beneficiary.

(4)  Shared voting and dispositive power with Martin E. Judge, Jr.

(5) Includes: 20,000 shares of common stock issuable upon exercise of the vested portion of the outstanding options.

(6) Includes: (a) 47,190 shares with shared voting and dispositive power with Elizabeth A. Judge, his spouse; and (b) 14,000 shares with shared voting and dispositive power with Margaret Judge, his mother.

(7)  Shared voting and dispositive power with Tara M. Bozarth.

(8) Includes: (a) 1,100 shares with shared voting and dispositive power with her spouse; and (b) 65,000 shares of common stock issuable upon the exercise of the vested portion of the outstanding options.

(9) Includes: 59,444 shares of common stock issuable upon exercise of the vested portion of the outstanding options.

(10) Includes: 37,250 shares of common stock issuable upon exercise of the vested portion of the outstanding options.

(11) Includes: 80,000 shares of common stock issuable upon exercise of the vested portion of outstanding options.

(12) Includes: 95,000 shares of common stock issuable upon exercise of the vested portion of the outstanding options.

(13) Includes: 600 shares with shared voting and dispositive power with her spouse.

(14) Includes: 37,625 shares with shared voting and dispositive powers with his spouse.

(15) Includes: (a) 105,000 shares of common stock issuable upon exercise of the vested portion of the outstanding options; and (b) 600 shares with shared voting and dispositive power with her mother.

         Mr. Mulligan sold 3,000 shares at $0.71 per share on February 26, 2003.


         Except as reported above, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.


         See Item 3 above for a description of the event which requires the filing of this statement.


         Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 33 of 38 Pages
_______________________________________________________________________________



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each Reporting Person intends to vote his shares of Common Stock in favor of the merger and the merger agreement. Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of The Judge Group, Inc., including but not limited to, transfer of or voting of any of the securities of the Judge Group, Inc., joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Judge Group, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit A: Joint Filing Agreement dated March 24, 2003, by and between the reporting persons.


         Exhibit B: Proposal letter dated March 21, 2003 from Martin E. Judge on behalf of the Reporting Persons to the Board of Directors of The Judge Group, Inc.

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 34 of 38 Pages
_______________________________________________________________________________


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 24, 2003


                                /s/ MARTIN E. JUDGE, JR.
                                --------------------------
                                MARTIN E. JUDGE, JR.

                                /s/ MICHAEL A. DUNN
                                --------------------------
                                MICHAEL A. DUNN

                                /s/ TARA M. BOZARTH
                                --------------------------
                                TARA M. BOZARTH

                                /s/ KELLY L. JUDGE
                                --------------------------
                                KELLY L. JUDGE

                                /s/ MARTIN E. JUDGE III
                                --------------------------
                                MARTIN E. JUDGE III

                                /s/ ANN L. JUDGE
                                --------------------------
                                ANN L. JUDGE

                                /s/ JOHN F. JUDGE
                                --------------------------
                                JOHN F. JUDGE

                                /s/ DENNIS F. JUDGE, SR.
                                --------------------------
                                DENNIS F. JUDGE, SR.

                                RYAN ANDREW BOZARTH
                                (Tara M. Bozarth Cust-Unit Tran. Min. Act-NJ)

                                By: /s/ TARA M. BOZARTH
                                --------------------------
                                Name: Tara M. Bozarth
                                Title: Custodian

                                MEGHAN ELIZABETH BOZARTH
                                (Tara M. Bozarth Cust-Unit Tran. Min. Act-NJ)

                                By: /s/ TARA M. BOZARTH
                                --------------------------
                                Name: Tara M. Bozarth
                                Title: Custodian

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 35 of 38 Pages
_______________________________________________________________________________

                                /s/ MARGARET E. SULPAZO
                                ----------------------------
                                MARGARET E. SULPAZO

                                /s/ KATHARINE A. WIERCINSKI
                                ----------------------------
                                KATHARINE A. WIERCINSKI

                                /s/ DANIELLE M. KNECHT
                                ----------------------------
                                DANIELLE M. KNECHT

                                /s/ WILLIAM J. GLADSTONE
                                ----------------------------
                                WILLIAM J. GLADSTONE

                                /s/ ELIZABETH A. JUDGE
                                ----------------------------
                                ELIZABETH A. JUDGE

                                /s/ DENNIS F. JUDGE, JR
                                ----------------------------
                                DENNIS F. JUDGE, JR.

                                /s/ AMY FELDMAN
                                ----------------------------
                                AMY FELDMAN

                                /s/ PATRICK MULLIGAN
                                ----------------------------
                                PATRICK MULLIGAN

                                /s/ SUSAN L. LUCKOW
                                ----------------------------
                                SUSAN L. LUCKOW

                                /s/ ARTHUR J. KANIA
                                ----------------------------
                                ARTHUR J. KANIA

                                JAMES D. KANIA TTEE
                                U/A/D 12/31/89
                                BY ARTHUR J. KANIA
                                FBO ALYSSA M. ROLAND
                                By: /s/ JAMES D. KANIA
                                    -------------------------
                                Name:  JAMES D. KANIA
                                Title: TRUSTEE

                                KAREN K. ROLAND TTEE
                                U/A DTD 12/31/89
                                BY ARTHUR J. KANIA
                                FBO JAMES D. KANIA, JR.
                                By: /s/ KAREN K. ROLAND
                                    -------------------------
                                Name: KAREN K. ROLAND
                                Title: TRUSTEE

                                LINDA KANIA TTEE
                                U/A DTD 12/15/95
                                BY ARTHUR J. KANIA
                                FBO JENNA NICOLE ROLAND
                                By: /s/ LINDA KANIA
                                    -------------------------
                                Name: LINDA KANIA
                                Title: TRUSTEE

                                SANDRA KANIA MCCABE TTEE
                                U/A DTD 2/15/96
                                BY ARTHUR J. KANIA
                                FBO KATHERINE E. KANIA
                                By: /s/ SANDRA KANIA MCCABE
                                    -------------------------
                                Name: SANDRA KANIA MCCABE
                                Title: TRUSTEE

                                KAREN K. ROLAND TTEE
                                U/A DTD 6/1/91
                                BY ARTHUR J. KANIA
                                FBO ARTHUR J. KANIA III
                                By: /s/ KAREN K. ROLAND
                                    -------------------------
                                Name: KAREN K. ROLAND
                                Title: TRUSTEE

                                /s/ KENNETH F. KRIEGER
                                ----------------------------
                                KENNETH F. KRIEGER

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 36 of 38 Pages
_______________________________________________________________________________


                                                                       Exhibit A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.01 per share, of The Judge Group, Inc.

         It is understood and agree that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.



Dated: March 24, 2003



                                /s/ MARTIN E. JUDGE, JR.
                                -------------------------
                                MARTIN E. JUDGE, JR.

                                /s/ MICHAEL A. DUNN
                                -------------------------
                                MICHAEL A. DUNN

                                /s/ TARA M. BOZARTH
                                -------------------------
                                TARA M. BOZARTH

                                /s/ KELLY L. JUDGE
                                -------------------------
                                KELLY L. JUDGE

                                /s/ MARTIN E. JUDGE III
                                -------------------------
                                MARTIN E. JUDGE III

                                /s/ ANN L. JUDGE
                                -------------------------
                                ANN L. JUDGE

                                /s/ JOHN F. JUDGE
                                -------------------------
                                JOHN F. JUDGE

                                /s/ DENNIS F. JUDGE, SR.
                                -------------------------
                                DENNIS F. JUDGE, SR.

                                RYAN ANDREW BOZARTH
                                (Tara M. Bozarth Cust-Unit Tran. Min. Act-NJ)
                                By: /s/ TARA M. BOZARTH
                                    -------------------------
                                Name: Tara M. Bozarth
                                Title: Custodian

                                MEGHAN ELIZABETH BOZARTH
                                (Tara M. Bozarth Cust-Unit Tran. Min. Act-NJ)
                                By: /s/ TARA M. BOZARTH
                                    -------------------------
                                Name: Tara M. Bozarth
                                Title: Custodian

                                /s/ MARGARET E. SULPAZO
                                ----------------------------
                                MARGARET E. SULPAZO

                                /s/ KATHARINE A. WIERCINSKI
                                ----------------------------
                                KATHARINE A. WIERCINSKI

                                /s/ DANIELLE M. KNECHT
                                ----------------------------
                                DANIELLE M. KNECHT

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 37 of 38 Pages
_______________________________________________________________________________


                                /s/ WILLIAM J. GLADSTONE
                                ----------------------------
                                WILLIAM J. GLADSTONE

                                /s/ ELIZABETH A. JUDGE
                                ----------------------------
                                ELIZABETH A. JUDGE

                                /s/ DENNIS F. JUDGE, JR
                                ----------------------------
                                DENNIS F. JUDGE, JR.

                                /s/ AMY FELDMAN
                                ----------------------------
                                AMY FELDMAN

                                /s/ PATRICK MULLIGAN
                                ----------------------------
                                PATRICK MULLIGAN

                                /s/ SUSAN L. LUCKOW
                                ----------------------------
                                SUSAN L. LUCKOW

                                /s/ ARTHUR J. KANIA
                                ----------------------------
                                ARTHUR J. KANIA

                                JAMES D. KANIA TTEE
                                U/A/D 12/31/89
                                BY ARTHUR J. KANIA
                                FBO ALYSSA M. ROLAND
                                By: /s/ JAMES D. KANIA
                                    -------------------------
                                Name:  JAMES D. KANIA
                                Title: TRUSTEE

                                KAREN K. ROLAND TTEE
                                U/A DTD 12/31/89
                                BY ARTHUR J. KANIA
                                FBO JAMES D. KANIA, JR.
                                By: /s/ KAREN K. ROLAND
                                    -------------------------
                                Name: KAREN K. ROLAND
                                Title: TRUSTEE

                                LINDA KANIA TTEE
                                U/A DTD 12/15/95
                                BY ARTHUR J. KANIA
                                FBO JENNA NICOLE ROLAND
                                By: /s/ LINDA KANIA
                                    -------------------------
                                Name: LINDA KANIA
                                Title: TRUSTEE

                                SANDRA KANIA MCCABE TTEE
                                U/A DTD 2/15/96
                                BY ARTHUR J. KANIA
                                FBO KATHERINE E. KANIA
                                By: /s/ SANDRA KANIA MCCABE
                                    -------------------------
                                Name: SANDRA KANIA MCCABE
                                Title: TRUSTEE

                                KAREN K. ROLAND TTEE
                                U/A DTD 6/1/91
                                BY ARTHUR J. KANIA
                                FBO ARTHUR J. KANIA III
                                By: /s/ KAREN K. ROLAND
                                    -------------------------
                                Name: KAREN K. ROLAND
                                Title: TRUSTEE

                                /s/ KENNETH F. KRIEGER
                                ----------------------------
                                KENNETH F. KRIEGER

_______________________________________________________________________________

CUSIP No. of 481271104              13D                    Page 38 of 38 Pages
_______________________________________________________________________________

                                                                       Exhibit B
March 21, 2003

Special Committee of the
     Board of Directors of
     The Judge Group, Inc.

Gentlemen:

         In light of the current global, financial, business, industry and regulatory environments, we believe it is in the best interests of The Judge Group, Inc. (the "Company") and its shareholders, customers and employees that the Company no longer be a publicly-held reporting company. In light of the recently passed Sarbanes/Oxley legislation (and the various rules being proposed and enacted by the SEC thereunder), the costs of being a public company, measured both in the cost to the Company (for legal advisors, audits, certifications, etc.) and in the commitments in time and potential risk to individual officers and directors, already not insignificant for a company our size, will be increasing significantly going forward. Secondly, the IT staffing industry is undergoing difficult times in general and our industry segment currently is, and has been for some time, out-of-favor with the public markets resulting in low valuations throughout the sector (even for competitors which are much larger, more profitable and have greater resources than the Company). As a result of our recent de-listing from the NASDAQ NMS (and the uncertainty over whether we will be further delisted from the NASDAQ Small Cap), our low trading price, the lack of any analyst coverage, our extremely low trading volumes, and our limited public float, our shareholders have limited liquidity. Further, we believe the use of stock options is no longer working as an effective incentive to obtain and retain employees as a result of our low stock price and we believe the resultant focus among employees on short-term quarterly results arising from the use of stock options is not in the best interest of the Company. Finally, we believe our low stock price and the resulting perception that we are "troubled" is threatening to disrupt our relationships with customers, put us at a competitive disadvantage and further adversely affect the Company's operations. In sum, due to these various factors we believe the Company is not realizing any of the benefits of being a public company and in effect is, and will be increasingly adversely affected going forward by continuing to be publicly-held.

         Accordingly, this letter outlines the basic terms and conditions of the proposed acquisition (the "Acquisition"), in the manner described below, by a management group led by Martin E. Judge, Jr., Michael A. Dunn, William J. Gladstone, Amy Feldman, Margaret E. Sulpazo, Katharine Wiercinski, Tara M. Bozarth, Kenneth Krieger, Dennis F. Judge, Jr., John F. Judge, Susan Lockow and Danielle Knecht, and certain of their respective family members or affiliates, (the "Buyers"), through a company to be formed by the Buyers ("Newco"), of all of the issued and outstanding shares of the common stock of the Company not beneficially owned, directly or indirectly, by the Buyers, at a price per share of $.82, (representing a 17.1% premium over the closing price of the common stock on March 21, 2003, an 18.9% premium over the average closing price since January 2, 2003 and an 18.6% premium over the average closing price since November 1, 2002).

Structure/Definitive Agreement - We anticipate commencing negotiations in good faith with the Special Committee of the Board comprised of uninterested independent directors and its independent legal and financial advisors as soon as possible toward entering into a mutually acceptable Definitive Agreement for the Acquisition, containing customary representations, warranties, conditions, covenants and indemnities. We currently anticipate structuring the Acquisition as a one-step merger of the Company into a to-be-formed subsidiary of Newco; however, we may alternatively determine to structure the Acquisition as a tender offer (conditioned upon the tender of a sufficient number of shares such that, after such offer is completed, the Buyers will own at least 80% of the outstanding shares of the Company's common stock) after which Newco will then effect a "short form" merger of the Company with the subsidiary of Newco, as soon as practicable thereafter (in such "short form" merger the remaining shareholders will receive the same consideration as did those shareholders who tendered in the tender offer, except for the shareholders who choose to exercise dissenter's rights).

Conditions - This proposal is conditioned upon and subject to the following conditions: (a) the Definitive Agreement being executed on or before April 30, 2003; and (b) financing to complete the transaction (including transaction fees) in the amount of not less than $5,000,000 on terms and conditions acceptable to the Buyers. The Definitive Agreement will contain other customary conditions.

Non-Binding - This proposal evidences the intent of the Buyers to proceed in good faith to pursue the Acquisition described above, subject to the conditions stated herein. Nothing contained herein shall constitute a legally binding agreement of the Buyers or the Company. The proposed Acquisition is expressly conditioned upon Newco and the Company entering into a mutually acceptable Definitive Agreement and upon satisfaction of the conditions contained therein. Unless the Definitive Agreement is entered into in writing by such parties, regardless of the reasons that the Definitive Agreement is not executed, neither the Buyers nor the Company shall be under any obligation to the other for damages, expenses or otherwise, irrespective of any negotiations, agreements or understandings heretofore or hereafter existing between the parties, and irrespective of any implied course of conduct between the parties.


                            /s/ Martin E. Judge, Jr.

                                   Exhibit b-1